                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)/1/


                         Metromedia Fiber Network, Inc.
                     --------------------------------------
                                (Name Of Issuer)

                 Class A Common Stock, par value $0.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    591689104

                     ---------------------------------------
                                 (Cusip Number)


                                December 31, 2001
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [  ]  Rule 13d-1(d)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages

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---------------------                                      ---------------------
 CUSIP No. 629407107                  13G                   Page 2  of 8  pages
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                          Verizon Communications Inc. #23-2259884
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                          (A) [ ]
                          (B) [X]

--------------------------------------------------------------------------------
 3       SEC USE ONLY



--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware

--------------------------------------------------------------------------------
                         5   SOLE VOTING POWER
        NUMBER OF
                                     0
         SHARES
                        --------------------------------------------------------
      BENEFICIALLY       6   SHARED VOTING POWER

        OWNED BY             51,116,218 shares of Class A Common Stock

         EACH           --------------------------------------------------------
                         7   SOLE DISPOSITIVE POWER
       REPORTING                     0

        PERSON          --------------------------------------------------------
                         8   SHARED DISPOSITIVE POWER
        WITH
                                     51,116,218 shares of Class A Common Stock

--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             51,116,218 shares of Class A Common Stock

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                     [ ]

-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.92% of the aggregate of the Issuer's Class A Common Stock and Class B Common Stock, par value $0.01 per share, which is freely convertible into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock.
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                                     HC

-------------------------------------------------------------------------------

                               Page 2 of 8 pages

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-------------------                                            -----------------
CUSIP No. 629407107                    13G                     Page 3 of 8 pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Verizon Investments Inc. #13-3191789
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (A)  [_]
                                                                (B)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                5   SOLE VOTING POWER

  NUMBER OF             0

   SHARES       ----------------------------------------------------------------
                6   SHARED VOTING POWER
BENEFICIALLY
                        51,116,218 shares of Common Stock
  OWNED BY
                ----------------------------------------------------------------
    EACH        7   SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON       ----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER
    WITH
                        51,116,218 shares of Common Stock

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         51,116,218 shares of Common Stock

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [_]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.92% of the aggregate of the Issuer's Class A Common Stock and Class B Common Stock, par value $0.01 per share, which is freely convertible into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock.

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

         HC

--------------------------------------------------------------------------------

                               Page 3 of 8 pages

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Item 1.

     (a)  Name of Issuer

               Metromedia Fiber Network, Inc.

     (b)  Address of Issuer's Principal Executive Offices

               One North Lexington Avenue
               White Plains, New York 10601

Item 2.

     (a)  Name of Persons Filing

               Verizon Communications Inc. ("Verizon")
               Verizon Investments Inc. ("VII")

     (b)  Address of Principal Business Office or, if none, Residence

               Verizon
               1095 Avenue of the Americas
               New York, New York 10036

               VII
               3900 Washington Street
               Wilmington, Delaware 19802

     (c)  Citizenship

               Each of Verizon and VII is incorporated under the laws of the State of Delaware.

     (d)  Title of Class of Securities

               Common Stock, par value $0.01 per share

     (e)  Cusip Number

               591689104

                               Page 4 of 8 pages

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Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [_]  Broker or Dealer registered under Section 15 of the Exchange Act

(b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act

(c)  [_]  Insurance Company as defined in Section 3(a)(19) of the Exchange Act

(d) [_] Investment Company registered under Section 8 of the Investment Company Act

(e)  [_]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) [_] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F)

(g) [_] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) [_] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) [_] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)


Item 4. Ownership

     (a)  Amount Beneficially Owned:

     51,116,218 shares of Class A Common Stock

     (b)  Percent of Class:

     6.92% of the aggregate of the Issuer's Class A Common Stock and Class B Common Stock, par value $0.01 per share, which is freely convertible into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 0
          (ii)  shared power to vote or to direct the vote: 51,116,218

                               Page 5 of 8 pages

          (iii) sole power to dispose or to direct the disposition of: 0
          (iv)  shared power to dispose or to direct the disposition of:
                51,116,218

VII is a direct wholly owned subsidiary of Verizon and is the direct beneficial owner of 51,116,218 shares of Class A Common Stock, $0.01 par value per share, of the issuer. By virtue of their relationships, Verizon and VII may be deemed to have shared power to vote and dispose of, or to direct the vote and disposition of these shares.

VII also is the direct beneficial owner of $500,000,000 aggregate principal amount of the Issuer's 6.15% Series A Convertible Subordinated Note due 2010; $475,281,000 aggregate principal amount of the Issuer's 6.15% Series B Convertible Subordinated Note due 2010; and $500,000,000 aggregate principal amount of the Issuer's 8.5% Senior Secured Convertible Note, all of which are convertible into shares of Class A Common Stock upon the satisfaction of certain conditions, which have not been satisfied.

Item 5. Ownership of Five Percent or Less of a Class:

     Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:

     See Item 4.

Item 8. Identification and Classification of Members of the Group:

     Not Applicable.

Item 9. Notice of Dissolution of Group:

     Not Applicable.

Item 10. Certifications:

     By signing below each of the undersigned certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 6 of 8 pages

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         February 13, 2002
                    -----------------------------------------------------------


                    VERIZON COMMUNICATIONS INC.


                    /s/ Marianne Drost
                    -----------------------------------------------------------
                         Signature


                    Marianne Drost - Corporate Secretary
                    -----------------------------------------------------------
                         Name/Title


                    VERIZON INVESTMENTS INC.


                    /s/ William F. Heitmann
                    -----------------------------------------------------------
                         Signature


                    William F. Heitmann - Vice President
                    -----------------------------------------------------------
                         Name/Title

                               Page 7 of 8 pages

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                                                                       EXHIBIT A

                         AGREEMENT AS TO JOINT FILING OF
                                  SCHEDULE 13G

     The undersigned hereby agree and consent to the joint filing on their behalf of this Schedule 13G.

                         February 13, 2002
                    -----------------------------------------------------------


                    VERIZON COMMUNICATIONS INC.


                    /s/ Marianne Drost
                    -----------------------------------------------------------
                         Signature


                    Marianne Drost - Corporate Secretary
                    -----------------------------------------------------------
                         Name/Title


                    VERIZON INVESTMENTS INC.


                    /s/ William F. Heitmann
                    -----------------------------------------------------------
                         Signature


                    William F. Heitmann - Vice President
                    -----------------------------------------------------------
                         Name/Title

                               Page 8 of 8 pages